

03011518

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-50498 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-02___ AND ENDING___12-31-02___

        MM/DD/YY         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

28004 CENTER OAKS COURT, SUITE 100

(No. and Street)

| WIXOM | MICHIGAN | 48393 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN J. BOSSIO         248-449-9310

                  (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  GROEN, KLUKA & COMPANY, P.C.

      (Name – *if individual, state last, first, middle name*)

| 888 WEST BIG BEAVER, SUITE 790 | TROY | MICHIGAN | 48084 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

| FOR OFFICIAL USE ONLY |
| --- |
| MAR 1 8 2003 |
| THOMSON FINANCIAL |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, _____ALAN J. BOSSIO_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BOSSIO FINANCIAL GROUP, INC._____ , as of _____DECEMBER 31,_____, 20_02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____        _Signature_____

WILLIAM KESSEL
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Jan 21, 2006

_CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2002

# TABLE OF CONTENTS

# GK
# &Co.

## Groen, Kluka & Company, P.C.
*Certified Public Accountants*

*888 West Big Beaver Road, Suite 790*
*Troy, Michigan 48084*
*(248) 362-1140, Facsimile (248) 362-0999*
*Website: http://www.gkcopc.com*

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying balance sheet of Bossio Financial Group, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2002, and the results of its operations and its cash flow for the period then ended in conformity with generally accepted accounting principles.

*Groen, Kluka + Company, P.C.*

January 28, 2003

-4-

BOSSIO FINANCIAL GROUP, INC.

BALANCE SHEET

December 31, 2002

ASSETS

ASSETS
Cash ....................................... $ 17,299
Furniture, fixtures and equipment, less
  depreciation (Notes A2 and B) ................... -
Advances to shareholder ......................... -
Other receivables (Note E) ..................... 8,950

$ 26,249

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable ................................. $ -
Accrued expenses ................................. -

STOCKHOLDERS' EQUITY (Note D)
Common stock - authorized, 60,000 shares; issued
  and outstanding, 10,000 shares ................. 40,388
Retained earnings ................................. (14,139)

26,249

$ 26,249

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2002

Revenues
Commissions and fees ............................... $90,810
Interest ...........................................      157
                                                      90,967


Expenses (Note F)
Management fee .....................................   21,000
Occupancy and equipment ............................   47,302
Interest............................................        -
Professional and outside services .................    1,885
Advertising and business promotion ................        -
Office supplies and expenses ......................    9,398
Other operating expenses ..........................    1,517
Commissions and brokerage .........................        -

                                                       81,102

    Net income (Note C) ...........................  $ 9,865

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2002

|  | Common Stock | Retained Earnings |
|---|---|---|
| Balance at January 1, 2002 ............. | $40,388 | $ (7,021) |
| Capital contribution ................... | - | - |
| Shareholder distributions ............. | - | (16,983) |
| Net income for year ................... | - | 9,865 |
| Balance at December 31, 2002 .......... | $40,388 | $(14,139) |

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2002

Cash flows from operating activities
  Net income .................................         $ 9,865
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation .............................  $     -
    Decrease in other receivables ..........   10,000
    Decrease in accounts payable ...........      -
    Increase in accrued liabilities ........      -
    Increase in accounts receivable ........      -     10,000

      Net cash provided (used) by operating
       activities ...........................      19,865

Cash flows provided by investing activities
  Purchase of equipment.....................      -
  Decrease in deposits with clearing
   organization .............................      -
  Decrease in securities owned .............      -     -

Cash flows provided by financing activities
  Capital contribution .....................      -
  Distributions to shareholders ............  (16,983)
  Decrease in other receivables ............      -
  Advances to shareholder ..................      -   (16,983)

     Increase in cash .....................      2,882

Cash at beginning of year .................     14,417

Cash at December 31, 2002 .................   $ 17,299

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE B    - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2002:

| | |
|---|---|
| Office Equipment | $    - |
| Less: Accumulated Depreciation | - |
| | $    - |

NOTE C    - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D    - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.  At December 31, 2002, the Company had net capital of $17,299, which was $12,299 in excess of its required net capital of $5,000.  The Company's ratio of aggregate indebtedness to net capital was .0 to 1.

NOTE E    - OTHER RECEIVABLES

Other receivables are comprised of advances to Milano Industries, Inc., a company related via common stock ownership.

NOTE F    - RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees and overhead expenses paid for the year ended December 31, 2002 was $77,700.

SUPPLEMENTAL INFORMATION

# GK
# &Co.

## Groen, Kluka & Company, P.C.

*Certified Public Accountants* _

*888 West Big Beaver Road, Suite 790*
*Troy, Michigan 48084*
*(248) 362-1140, Facsimile (248) 362-0999*
*Website: http://www.gkcopc.com*

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
## ON SUPPLEMENTAL INFORMATION

Board of Directors
Bossio Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic
financial statements taken as a whole of Bossio Financial Group, Inc.
for the year ended December 31, 2002, which are presented in the
preceding section of this report.   The supplemental information
presented hereinafter is for purposes of additional analysis and is not
a required part of the basic financial statements.  Such information has
been subjected to the audit procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken as
a whole.

*Groen, Kluka + Company, P-C.*

January 28, 2003

# BOSSIO FINANCIAL GROUP, INC.

## SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION

### December 31, 2002

NET CAPITAL
  Total stockholders' equity (qualifying)......... $ 26,249


  Non-allowable assets
    Furniture, fixtures and equipment............ $    -
    Deposits and receivables..................... 8,950
    Haircuts on securities-stocks and mutual funds    -
    Undue concentrations ........................    -          8,950

  Net capital ..................................... 17,299

  Net capital requirement ......................... 5,000

  Excess net capital                               $ 12,299

AGGREGATE INDEBTEDNESS
  Total liabilities and aggregate indebtedness ... $    -


Net capital per above ........................... $ 12,299

Ratio of aggregate indebtedness to net capital ... .0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

  Net capital, as reported in Company's Part II
   Focus report                                   $ 17,299
    Net audit adjustments                           -

  Net capital per above                           $ 17,299


There are no material differences between net
capital as reported in the Company's Part II
Focus Report and the computation of net capital
above.

# GK &Co.

**Groen, Kluka & Company, P.C.**
Certified Public Accountants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-1140, Facsimile (248) 362-0999
Website: http://www.gkcopc.com



## REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Bossio Financial Group, Inc.

In planning and performing our audit of the financial statements of Bossio Financial Group, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Bossio Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Page 2.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute or Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

*Orтом, Klinke & Company, P.C*

January 28, 2003